November 8, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Jeffrey Riedler
Austin Stephenson

Re:	Apricus Biosciences, Inc.
Registration Statement on Form S-3
Filed October 10, 2013
File No. 333-191679

Ladies and Gentlemen:

At the request of the Staff of the United States Securities and Exchange Commission, the undersigned hereby confirms that from June 30, 2013 through September 30, 2013 there have been no material adverse trends in the financial information of Apricus Biosciences, Inc.

If you should have any questions about this letter or require any further information, please call the undersigned at (858) 222-8041 or Ryan Murr at (415) 315-6300.

Sincerely,

/s/ Steve Martin

Steve Martin

Senior Vice President, Chief Financial Officer & Secretary

cc:	Ryan Murr, Esq. (Ropes & Gray LLP)